                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                                 SCHEDULE 13D
                                (Rule 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)



                             THE FINOVA GROUP INC.
 ----------------------------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
 ----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   317928109
 ----------------------------------------------------------------------------
                                (CUSIP Number)

                                MARC D. HAMBURG
                            BERKSHIRE HATHAWAY INC.
                               1440 KIEWIT PLAZA
                             OMAHA, NEBRASKA 68131
                                (402) 346-1400
 ----------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                AUGUST 21, 2001
 ----------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box / /.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 18 pages)
  ---------------------------------------------------------------------------

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 317928109                    13D                    PAGE 2 OF 18 PAGES


------------------------------------------------------------------------------
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Berkadia LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      BK (see Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(f) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             61,020,581 (see Item 5 and 6)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          61,020,581 (see Item 5 and 6)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      61,020,581 (see Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      50.0% (see Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO - Limited Liability Company
------------------------------------------------------------------------------

CUSIP NO. 317928109                    13D                    PAGE 3 OF 18 PAGES


------------------------------------------------------------------------------
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Berkadia Management LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             61,020,581 (see Items 5 and 6)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          61,020,581 (see Items 5 and 6)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      61,020,581 (see Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      50.0% (see Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO - Limited Liability Company
------------------------------------------------------------------------------

CUSIP NO. 317928109                    13D                    PAGE 4 OF 18 PAGES


------------------------------------------------------------------------------
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BHF Berkadia Member, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          61,020,581 (see Items 5 and 6)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      61,020,581 (see Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      50.0% (see Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

CUSIP NO. 317928109                    13D                    PAGE 5 OF 18 PAGES


------------------------------------------------------------------------------
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BH Finance LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Nebraska
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             61,020,581 (see Items 5 and 6)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          61,020,581 (see Items 5 and 6)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      61,020,581 (see Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      50.0% (see Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO - Limited Liability Company
------------------------------------------------------------------------------

CUSIP NO. 317928109                    13D                    PAGE 6 OF 18 PAGES


------------------------------------------------------------------------------
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Columbia Insurance Company
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Nebraska
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             61,020,581 (see Items 5 and 6)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          61,020,581 (see Items 5 and 6)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      61,020,581 (see Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      50.0% (see Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IC, CO
------------------------------------------------------------------------------

CUSIP NO. 317928109                    13D                    PAGE 7 OF 18 PAGES


------------------------------------------------------------------------------
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BH Columbia Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Nebraska
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             61,020,581 (see Items 5 and 6)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          61,020,581 (see Items 5 and 6)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      61,020,581 (see Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      50.0% (see Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

CUSIP NO. 317928109                    13D                    PAGE 8 OF 18 PAGES


------------------------------------------------------------------------------
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      OBH, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             61,020,581 (see Items 5 and 6)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          61,020,581 (see Items 5 and 6)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      61,020,581 (see Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      50.0% (see Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

CUSIP NO. 317928109                    13D                    PAGE 9 OF 18 PAGES


------------------------------------------------------------------------------
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Berkshire Hathaway Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             61,020,581 (see Items 5 and 6)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          61,020,581 (see Items 5 and 6)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      61,020,581 (see Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      50.0% (see Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC, CO
------------------------------------------------------------------------------

CUSIP NO. 317928109                    13D                   PAGE 10 OF 18 PAGES


------------------------------------------------------------------------------
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Warren E. Buffett
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             61,020,581 (see Item 5 and 6)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          61,020,581 (see Items 5 and 6)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      61,020,581 (see Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      50.0% (see Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC, IN
------------------------------------------------------------------------------

CUSIP NO. 317928109                   13D                    PAGE 11 OF 18 PAGES

     This Statement on Schedule 13D is filed in connection with the issuance of 61,020,581 shares ("Shares") of common stock of The FINOVA Group Inc. (the "Company") to Berkadia LLC, a Delaware limited liability company ("Berkadia"), whose members are Berkadia Management LLC, a Delaware limited liability company ("Management"), BHF Berkadia Member Inc., a Delaware corporation ("Member") and an indirect wholly owned subsidiary of Berkshire Hathaway Inc., a Delaware corporation ("Berkshire"), and WMAC Investors, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Leucadia National Corporation, a New York corporation ("Leucadia"). Management's members are BH Finance LLC, a Nebraska limited liability company ("Finance") (and a wholly owned subsidiary of Columbia Insurance Company, a Nebraska corporation ("Columbia")), and WMAC Investment Corporation, a Wisconsin corporation and indirect wholly owned subsidiary of Leucadia ("WMAC"). Columbia is a wholly owned subsidiary of BH Columbia Inc., a Nebraska corporation ("BH Columbia"), which is in turn a wholly owned subsidiary of OBH, Inc., a Delaware corporation ("OBH"). OBH is a wholly owned subsidiary of Berkshire. Berkshire, together with Member, Finance, Columbia, BH Columbia and OBH, are referred to herein as the "Berkshire Entities." Leucadia and its subsidiaries are filing a separate Schedule 13D with respect to these Shares (the "Leucadia 13D") that will include Berkadia and Management as reporting persons. The information in this Schedule 13D and in the Leucadia 13D with respect to Berkadia and Management is duplicative out of necessity, and does not reflect the acquisition of shares of Company common stock other than the Shares.


ITEM 1.   SECURITY AND ISSUER.

     The name of the subject company is The FINOVA Group Inc., a Delaware corporation, and the address of its principal executive offices is 4800 N. Scottsdale Road, Scottsdale, Arizona 85251. The class of securities to which this statement relates is the common stock, par value $0.01 per share, of the Company.


ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(c); (f) This Statement is filed by Berkadia, Management, the Berkshire Entities and Warren E. Buffett, who may be deemed to control the Berkshire Entities. The information concerning the name, state or other place of organization, principal business, principal business address and the address of the principal office of each of Berkadia, Management, the Berkshire Entities and Mr. Buffett, and the information concerning the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, and the citizenship of Mr. Buffett and each of the executive officers and directors of Berkadia, Management and the Berkshire Entities is filed as Exhibit 1 hereto.

     (d); (e) During the last five years, none of Berkadia, Management, the Berkshire Entities or Mr. Buffett, nor, to the best of their knowledge, any of the directors or executive officers of Berkadia, Management or the Berkshire Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Shares were issued to Berkadia pursuant to the Third Amended and Restated Joint Plan of Reorganization of Debtors Under Chapter 11 of the Bankruptcy Code, as amended and supplemented (the "Plan") filed by the Company and eight of its subsidiaries (collectively, the "Debtors") with the U.S. Bankruptcy Court. The U.S. Bankruptcy Court entered a confirmation order with respect to the Plan on August 10, 2001. Pursuant to the Plan, on August 21, 2001, the effective date of the Plan (the

CUSIP NO. 317928109                   13D                    PAGE 12 OF 18 PAGES


"Effective Date"), among other things, (i) Berkadia extended a $5,600,000,000 loan to the Company's subsidiary, FINOVA Capital Corporation ("FNV Capital"), on a senior secured basis (the "Berkadia Loan"), (ii) the Company and substantially all of its subsidiaries other than FNV Capital guaranteed FNV Capital's repayment of the Berkadia Loan, (iii) the Company issued the Shares to Berkadia, and (iv) the Company commenced the distributions to creditors of and holders of interests in the Debtors pursuant to the Plan, including the issuance of senior notes (the "New Senior Notes") by the Company. The Third Amended and Restated Disclosure Statement with Respect to Joint Plan of Reorganization of Debtors Under Chapter 11 of the Bankruptcy Code (the "Disclosure Statement"), which includes the text of the Third Amended and Restated Joint Plan of Reorganization dated June 13, 2001, and the Revised Technical Amendments to Third Amended and Restated Joint Plan of Reorganization (the "Revised Plan Amendments") are filed as Exhibit 2A and Exhibit 2B hereto, respectively, and are incorporated herein by reference.

     Berkadia financed the Berkadia Loan and acquired the Shares with funds drawn under a $5,600,000,000 principal amount loan facility from a group of lenders with Fleet Securities, Inc. as administrative agent (the "Fleet Facility"). The Fleet Facility is secured by a pledge of the $5,600,000,000 secured promissory note from FNV Capital to Berkadia issued pursuant to the Berkadia Loan. Leucadia has guaranteed repayment of the Fleet Facility on a primary basis as to 10% of the Fleet Facility (the "Leucadia Guaranty"), and Berkshire has guaranteed repayment of the Fleet Facility on a primary basis as to 90% of the Fleet Facility, with a secondary guarantee of Leucadia's 10% primary guarantee (the "Berkshire Guaranty"). The Fleet Facility is filed as
Exhibit 3 hereto and is incorporated herein by reference. The Leucadia Guaranty and the Berkshire Guaranty are filed as Exhibit 4 and Exhibit 5 hereto, respectively, and are incorporated herein by reference.


ITEM 4.   PURPOSE OF TRANSACTION.

     Berkadia's purpose in entering into these transactions was to obtain the opportunity to profit from refinancing the Company. The following description of certain portions of the Plan and the documents implementing the Plan is qualified in its entirety by reference to (i) the Disclosure Statement, (ii) the Plan (including the Revised Plan Amendments), (iii) the New Senior Notes Indenture between the Company and The Bank of New York, as trustee, filed as
Exhibit 6 hereto, and (iv) the Credit Agreement between FNV Capital and Berkadia, filed as Exhibit 7 hereto, all of which are incorporated herein by reference.

     Pursuant to the Plan, on August 21, 2001, Berkadia extended the Berkadia Loan to FNV Capital which, together with the Debtors' cash on hand and the issuance by the Company of the New Senior Notes to holders of claims against or interests in the Debtors, enabled the Debtors to restructure their debt. Because certain of Berkshire's subsidiaries were holders of unsecured claims against FNV Capital, pursuant to the Plan, these subsidiaries have received or will receive, in the aggregate, cash in the amount of approximately $1.07 billion and New Senior Notes in a principal amount of approximately $427 million.

     Pursuant to the Plan, the Company's Board of Directors was reorganized as of the Effective Date, and Berkadia (through Management, its manager) exercised its right to designate four (4) of the initial directors, which constitutes a majority of the initial reorganized Board of Directors of the Company as of the Effective Date. Under the Berkadia Management LLC Operating Agreement, filed as
Exhibit 8 hereto and incorporated herein by reference, Finance nominated two of these four directors and WMAC nominated the other two. Under the Plan, two members of the initial reorganized Board of Directors of the Company are directors who were serving on the Company's Board of Directors prior to the Effective Date and one new director was designated by the Official Committee of Creditors of the Debtors. Pursuant to the Plan, the bylaws of the Company were amended on the Effective Date to provide that so long as at least $500,000,000 in aggregate principal amount of New Senior Notes are outstanding (excluding New Senior Notes held by affiliates of the Company), the holders of New Senior Notes unaffiliated with the Company (the "Unaffiliated Note Holders") shall be allowed to designate the nominee for any replacement or successor to the director

CUSIP NO. 317928109                   13D                    PAGE 13 OF 18 PAGES

designated by the creditors of the Company pursuant to the terms of the Plan to serve on the Company's Board of Directors (such director and any successor referred to herein as the "Note Holder Designee"). As further described in Item 6, Berkadia, Leucadia, Berkshire and the Company have entered into a Voting Agreement, which is filed as Exhibit 10 hereto and incorporated herein by reference, by which Berkadia is obligated to vote for the election of the Note Holder Designee, as well as for removal of such Note Holder Designee if directed by the Unaffiliated Note Holders.

     Pursuant to the Plan, under a ten year Management Services Agreement with Leucadia and its subsidiary, Leucadia International Corporation, a Utah corporation, Leucadia will be responsible for the general management of the Company, subject to the authority of the Company's Board of Directors, and has designated its employees to act as Chairman of the Board and President of the Company. Berkshire shares in the fees received by Leucadia under the Management Services Agreement.

     In connection with the Plan, Finance is commencing a tender offer on August 28, 2001 (the "Tender Offer") for up to $500 million in aggregate principal amount of New Senior Notes at a cash purchase price of 70% of principal amount, or $700 per $1,000 principal amount of New Senior Notes, without accrued interest. The Tender Offer is subject to certain conditions. The Tender Offer will remain open until September 26, 2001, unless extended. Finance will purchase any and all New Senior Notes validly tendered, up to the $500 million aggregate principal amount limit, and will pro rate among tendering holders if the Tender Offer is oversubscribed.

     Berkshire, together with its direct and indirect subsidiaries, has agreed to retain ownership of all New Senior Notes received by Berkshire pursuant to the Plan or purchased through Finance's Tender Offer for a period of four years from the Effective Date. If Berkshire acquires New Senior Notes in addition to those received by it on the Effective Date or purchased through the Tender Offer, Berkshire may sell or otherwise dispose of any New Senior Notes it owns so long as at all times during the four (4) years after the Effective Date it owns not less than the aggregate principal amount of New Senior Notes that it received on the Effective Date pursuant to the Plan and purchased through the Tender Offer.

     Following consummation of the Tender Offer, Berkshire may, from time to time, acquire New Senior Notes through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as it may determine, which may be more or less than the price paid pursuant to the Tender Offer. Any such purchases would be subject to the restrictions of the Berkadia LLC Operating Agreement and the Berkadia Management LLC Operating Agreement, both of which are described in Item 6, and which descriptions are incorporated herein by reference.

     Under the terms of the Berkadia Loan, the Company will not be permitted to pay any dividends or repurchase any common stock unless agreed to by Berkadia and otherwise permitted by the terms of the New Senior Notes. For so long as any of the New Senior Notes are outstanding, there will not be any dividends made on, or repurchase of, the Company common stock other than as permitted by the terms of the New Senior Notes. The New Senior Notes provide that: (a) after payment in full of the Berkadia Loan, making payments or funding reserves required prior to making an interest payment on the New Senior Notes (as described above), paying accrued interest on the New Senior Notes and optional purchases of New Senior Notes in permitted amounts, ninety-five percent (95%) of the remaining "available cash" will be used to make semi-annual prepayments of principal on the New Senior Notes and five percent (5%) will be used for distributions to and/or repurchases of stock from the Company's stockholders; and (b) after payment in full of the outstanding principal of the New Senior Notes, optional purchases of New Senior Notes in permitted amounts, and payments to Company common stockholders in an aggregate amount equal to 5.263% of the aggregate principal amount of New Senior Notes issued pursuant to the Plan, ninety-five percent (95%) of any "available cash" will be used to pay contingent interest to holders of New Senior Notes in an aggregate amount of up to $100 million (as such

CUSIP NO. 317928109                   13D                    PAGE 14 OF 18 PAGES

amount may be reduced to reflect a decrease in the principal amount of New Senior Notes outstanding as a result of repurchases (but not prepayments or repayments) by the Company) and five percent (5%) of such remaining "available cash" will be used for distributions to and/or repurchase of stock from Company stockholders. Contingent interest payments will terminate fifteen (15) years after the Effective Date of the Plan. The reorganized Board of Directors of the Company will adopt procedures in connection with any non-pro rata purchase of Company common stock neither to prefer nor to discriminate against Berkshire and Leucadia in any such purchases.

     As contemplated by the Plan, on the Effective Date, the Company issued the Shares to Berkadia, representing 50% of the equity of the Company outstanding as of the Effective Date after giving effect to the common stock issued pursuant to the Plan, resulting in a total of 122,041,162 shares of Company common stock being issued and outstanding as of the Effective Date.

     The Plan calls for additional Company common stock to be issued to satisfy final judgments, if any, for plaintiffs in an existing securities litigation suit against the Company. For all issuances of stock described herein relating to the securities litigation, holders of allowed claims will receive stock having a value, as determined by the Bankruptcy Court, equal to the amount of such claims that was not covered by applicable insurance policies. In the event that any additional Company common stock is issued, Berkadia shall contemporaneously receive additional Company common stock in the amount that it would have received if such issuances had occurred before the Effective Date.

     Pursuant to the Plan, the Company's post-confirmation business plan does not contemplate any new business activities related to new customers. The Plan provides that while other activities may be initiated or undertaken in the future, the main objective of the Company's post-confirmation business plan is to maximize the value of its portfolio through the orderly liquidation of the portfolio over time.

     Pursuant to the Plan, the Certificate of Incorporation of the Company was amended on the Effective Date, among other things, to prohibit the Company from issuing non-voting equity securities and to impose certain restrictions on the transfer of the Company's equity securities, applicable to persons who are or become (under applicable tax rules) five-percent shareholders of the Company, without the prior written approval of the Company's Board of Directors. By resolution of the Company's Board of Directors, these transfer restrictions do not apply to any of the Shares owned by Berkadia or its affiliates.

     Additional information is included in the responses to Items 3 and 6 of this Schedule 13D, which Items are incorporated herein by reference.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) Berkadia and Management possess the shared power to vote and dispose of the Shares, which constitute 50% of the Company's outstanding common stock. Although Member is a member of Berkadia, Member has no power to vote the Shares because it has delegated such power to Management under the Berkadia LLC Operating Agreement described in Item 6. Member does share power to dispose of the Shares because, except in the event of a liquidation, unanimous approval of the members of Berkadia and Management is required for the Shares to cease to be held by Berkadia. As a member of Management, Finance may be deemed to beneficially own the Shares and to have shared power to vote and dispose of the Shares. Columbia, BH Columbia, OBH and Berkshire, which are in Finance's chain of ownership, also may be deemed to beneficially own the Shares and to have shared power to vote and dispose of the Shares. In addition, as the controlling person of Berkshire, Mr. Buffett may be deemed to beneficially own such Shares and to have shared power to vote and dispose of the Shares. Berkadia, Management and the Berkshire Entities (other than Member) may be deemed to share voting and dispositive powers with respect to the Shares with Leucadia and the

CUSIP NO. 317928109                   13D                    PAGE 15 OF 18 PAGES

other reporting persons reflected in the Leucadia 13D. Member may be deemed to share dispositive power with respect to the Shares with Leucadia and the other reporting persons reflected in the Leucadia 13D. Other than as described above, none of Berkadia, the Berkshire Entities or Mr. Buffett, nor to their knowledge, any executive officer or director of Berkadia or the Berkshire Entities, is the "beneficial owner" of any shares of the Company's common stock, as such term is defined in Rule 13d-3 under the Exchange Act.

     (c) None of Berkadia, Management, the Berkshire Entities or Mr. Buffett nor, to their knowledge, any executive officer or director of Berkadia, Management or the Berkshire Entities, has engaged in any transaction in any shares of the Company's common stock during the sixty day period immediately preceding the date hereof.

     (d) and (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Berkadia has entered into a Registration Rights Agreement with the Company by which the Company has granted Berkadia certain rights to obligate the Company to register for sale under the Securities Act of 1933, as amended, the shares of Company stock issued to Berkadia or its affiliates in connection with the Plan (including the Shares). The Registration Rights Agreement is filed as Exhibit 9 hereto, and is incorporated herein by reference.

     Berkshire, Leucadia, Berkadia and the Company have entered into a Voting Agreement by which, among other things, Leucadia and Berkshire agree to cause Berkadia to vote for the election of the Note Holder Designee. Also under the Voting Agreement, Leucadia and Berkshire agree to cause Berkadia to vote to remove the Note Holder Designee if the Unaffiliated Note Holders so direct. The obligations of Leucadia and Berkshire under the Voting Agreement are subject to certain termination provisions. The Voting Agreement is filed as Exhibit 10 hereto, and is incorporated herein by reference.

     The First Amended and Restated Berkadia LLC Operating Agreement (the "Berkadia Agreement") provides that except in the event of a liquidation of the Company or as otherwise unanimously agreed by Berkadia's members, the Company stock shall be transferred and delivered to, held directly by, and not distributed by, Berkadia. Under the Berkadia Agreement, Berkadia further agrees to vote its Company stock in such manner as determined by Management, its manager, and any directors that Berkadia is entitled to, or has the power to, elect or otherwise nominate or designate to the Company's Board of Directors, shall be elected, nominated or designated by Management pursuant to the terms of the Berkadia Management LLC Operating Agreement described below. The Berkadia Agreement further provides that Member is entitled to 20% of proceeds from the Company stock, WMAC Investors, Inc. is entitled to 20% and Management is entitled to 60% (each being that member's "Member Stock Percentage"). Upon a liquidation of Berkadia, the Company stock shall be distributed to the members in-kind in accordance with the Member Stock Percentages. Under the Berkadia Agreement, unless waived by the members, a liquidation will occur if (among other things) the Berkadia Loan and the Fleet Facility are paid in full. The Berkadia Agreement also provides that if a member or its affiliate desires to acquire additional securities or interests in bank loans of the Company or its affiliates, then the member or its affiliate may not proceed with such transaction unless the other member is afforded a reasonable opportunity to acquire one-half of such securities or interests in bank loans on the same terms (excluding New Senior Notes acquired through the Tender Offer). The Berkadia Agreement is filed as Exhibit 11 hereto and is incorporated herein by reference.

  Under the Berkadia Management LLC Operating Agreement (the "Management Operating Agreement"), filed as Exhibit 8 hereto and incorporated herein by reference, if Berkadia is entitled to, or has power to, elect or otherwise nominate or designate directors to the Company's Board of Directors, then Management shall elect, nominate or designate such directors. If the number of directors to be chosen by Berkadia is an even number, then each of Management's two members shall choose one-half of such

CUSIP NO. 317928109                   13D                    PAGE 16 OF 18 PAGES

persons. If the number is an odd number, the members shall unanimously agree on one director and one-half of the remaining directors shall be selected by each of Management's two members. The Management Operating Agreement also provides that except in the event of a liquidation of Berkadia, or as otherwise unanimously agreed by Management's members, the shares of Company stock shall be transferred and delivered to, held directly by, and not distributed by, Berkadia. The Management Operating Agreement further provides that Finance is entitled to 50% of proceeds from the Company stock, and WMAC is entitled to 50% (each being that member's "Stock Percentage"). Under the Management Operating Agreement, Management also agrees to vote the shares of Company stock as required by the Voting Agreement and otherwise as is unanimously agreed by Management's members; provided that if the members cannot agree, then Management shall cause Berkadia to vote the shares of Company stock in the manner directed by each member with respect to that number of Berkadia's shares of Company stock as is in proportion to such Member's Stock Percentage. The Management Operating Agreement also provides that if a member or its affiliate desires to acquire additional securities or interests in bank loans of the Company or its affiliates, then the member or its affiliate may not proceed with such transaction unless the other member is afforded a reasonable opportunity to acquire one-half of such securities or interests in bank loans on the same terms (excluding New Senior Notes acquired through the Tender Offer).

     Berkshire entered into a letter agreement with the Company obligating Berkshire or one of its subsidiaries to commence the Tender Offer after the funding of the Berkadia Loan and the issuance of the New Senior Notes. A copy of the letter agreement is filed as Exhibit 12 hereto, and is incorporated herein by reference.

     Other than as set forth above or otherwise described in this Schedule 13D, none of Berkadia, Management, the Berkshire Entities or Mr. Buffett nor, to their knowledge, any executive officer or director of Berkadia, Management or the Berkshire Entities, has any other contracts, arrangements, understandings or relationships with any persons with respect to the securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (1) Executive Officers and Directors of Berkadia, Management and the Berkshire Entities.

     (2A) The Third Amended and Restated Disclosure Statement with Respect to Joint Plan of Reorganization of Debtors Under Chapter 11 of the Bankruptcy Code, incorporated herein by reference to Exhibit 10.A to the Company's Current Report on Form 8-K filed with the SEC on June 22, 2001.

     (2B) Revised Technical Amendments to Third Amended and Restated Joint Plan of Reorganization, dated August 10, 2001, incorporated herein by reference to
Exhibit 2.B to the Company's Current Report on Form 8-K filed with the SEC on August 27, 2001.

     (3) Loan Agreement, dated as of August 21, 2001, by and among Berkadia, Fleet Securities, Inc. as administrative agent and various lenders named therein.

     (4) Leucadia National Corporation Guaranty to Fleet Securities, Inc., as administrative agent, and the lenders from time to time party to the Fleet Facility, dated as of August 21, 2001.

     (5) Berkshire Hathaway Inc. Guaranty to Fleet Securities, Inc., as administrative agent, and the lenders from time to time party to the Fleet Facility, dated as of August 21, 2001.

     (6) Indenture, dated as of August 22, 2001, between the Company and The Bank of New York, as trustee, with respect to the Company's 7.5% Senior Secured Notes Maturing 2009 With Contingent Interest Due 2016, including the form of Senior Secured

CUSIP NO. 317928109                   13D                    PAGE 17 OF 18 PAGES

Note, incorporated herein by reference to Exhibit 10.B to the Company's Current Report on Form 8-K filed with the SEC on August 27, 2001.

     (7) Credit Agreement, dated as of August 21, 2001, by and between FNV Capital and Berkadia, incorporated herein by reference to Exhibit 10.A to the Company's Current Report on Form 8-K filed with the SEC on August 27, 2001.

     (8) Berkadia Management LLC Operating Agreement, dated August 21, 2001, by and between Finance and WMAC.

     (9) Registration Rights Agreement, dated August 21, 2001, by and between Berkadia and the Company, incorporated herein by reference to Exhibit 10.I to the Company's Current Report on Form 8-K filed with the SEC on August 27, 2001.

     (10) Voting Agreement, dated August 21, 2001, by and among Berkadia, Berkshire, Leucadia and the Company, incorporated herein by reference to Exhibit 10.J to the Company's Current Report on Form 8-K filed with the SEC on August 27, 2001.

     (11) First Amended and Restated Berkadia LLC Operating Agreement, dated August 21, 2001, by and among Member, WMAC and Management.

     (12) Letter Agreement between Berkshire and the Company, dated June 13,
2001.

     (13) Agreement to file the Schedule 13D jointly, as required by Rule 13d-1(k).

CUSIP NO. 317928109                   13D                    PAGE 18 OF 18 PAGES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

Dated: August 28, 2001
                                 BERKADIA LLC

                                 By:    /s/ Marc D. Hamburg
                                        _________________________
                                 Name:  Marc D. Hamburg
                                 Title: President

                                 BERKADIA MANAGEMENT LLC

                                 By:    /s/ Marc D. Hamburg
                                        _________________________
                                 Name:  Marc D. Hamburg
                                 Title: President

                                 BHF BERKADIA MEMBER, INC.

                                 By:    /s/ Marc D. Hamburg
                                        _________________________
                                 Name:  Marc D. Hamburg
                                 Title: President

                                 BH FINANCE LLC

                                 By:    /s/ Marc D. Hamburg
                                        _________________________
                                 Name:  Marc D. Hamburg
                                 Title: President

                                 COLUMBIA INSURANCE COMPANY

                                 By:    /s/ Marc D. Hamburg
                                        _________________________
                                 Name:  Marc D. Hamburg
                                 Title: Treasurer

                                 BH COLUMBIA INC.

                                 By:    /s/ Marc D. Hamburg
                                        _________________________
                                 Name:  Marc D. Hamburg
                                 Title: President

                                 OBH, Inc.

                                 By:    /s/ Marc D. Hamburg
                                        _________________________
                                 Name:  Marc D. Hamburg
                                 Title: Vice President

                                 BERKSHIRE HATHAWAY INC.

                                 By:    /s/ Marc D. Hamburg
                                        _________________________
                                 Name:  Marc D. Hamburg
                                 Title: Vice President and
                                        Chief Financial Officer

                                 WARREN E. BUFFETT

                                        /s/ Warren E. Buffett
                                        _________________________